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Stradley, Ronon, Stevens & Young, LLP
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1933 Act Rule 485(b)
1933 Act File No. 333-146827
1940 Act File No. 811-22135

John Y. Kim

215-564-8020

December 12, 2011

VIA EDGAR

Mr. Bo Howell
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Academy Funds Trust (the “Registrant”)
File Nos. 333-146827 and 811-22135

Dear Mr. Howell:

I am writing on behalf of the above-referenced Registrant, pursuant to Rule 477(a) under the Securities Act of 1933, as amended, to request the consent of the U.S. Securities and Exchange Commission (the “Commission”) to the withdrawal of the post-effective amendment (the “Amendment”) to the Registrant’s registration statement on Form N-1A filed with EDGAR submission type 485BPOS, which was accepted via the EDGAR system at 5:28 p.m. on December 9, 2011 (Accession No. 0001450791-11-000252).  The Amendment was erroneously filed for the Registrant.

Therefore, the Registrant respectfully requests the Commission’s consent to the withdrawal of Registrant’s Amendment (Accession No. 0001450791-11-000252) filed under the EDGAR submission type 485BPOS.

If you have any questions, or require anything further regarding the request, please contact me at (215) 564-8020.

Very truly yours,

/s/ John Y. Kim
  John Y. Kim

cc:           Jonathan M. Kopcsik, Esq.